
November 9, 2011

<u>Via Fax</u>

Brian Lawson
Senior Managing Partner and Chief Financial Officer
Brookfield Asset Management Inc
Suite 300
Brookfield Place
181 Bay Street
P.O. Box 762
Toronto, Ontario Canada M5J2T3

> **Re: Brookfield Asset Management Inc**
> **Form 40-F**
> **Filed March 31, 2011**
> **Form 6-K**
> **Filed March 24, 2011**
> **File No. 033-97038**

Dear Mr. Lawson:

We have reviewed your response letter dated October 7, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 6-K filed March 24, 2011</u>

<u>2010 Annual Report</u>

<u>Form 40-F</u>

<u>Five-Year Financial Review, page 13</u>

1. We have considered your response to our prior comment one. We continue to believe that your Non-GAAP measure, as currently titled, does not comply with Item 10(e)1(ii)(E) of Regulation S-K. Please revise your disclosure in future filings to fully comply with Item 10(e) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    -   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    -   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    -   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

    Sincerely,

    /s/ Kevin Woody

    Kevin Woody
    Accounting Branch Chief